SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549



                                  FORM 11-K




            FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
              AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended  December 31, 1994

                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from _________ to _________

Commission file number 1-5471

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                     GLOBAL MARINE SAVINGS INCENTIVE PLAN



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              GLOBAL MARINE INC.
                             777 N. Eldridge Road
                            Houston, Texas  77079

                                (713) 596-5100



















                   GLOBAL MARINE SAVINGS INCENTIVE PLAN

              FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                  WITH REPORT OF INDEPENDENT ACCOUNTANTS

                  As of December 31, 1994 and 1993, and
                   for the Year Ended December 31, 1994






                   GLOBAL MARINE SAVINGS INCENTIVE PLAN

              FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                            TABLE OF CONTENTS




Report of Independent Accountants


Financial Statements:


   Statement of Net Assets Available For Benefits, with Fund Information, as of December 31, 1994 and 1993


   Statement of Changes In Net Assets Available For Benefits, with Fund Information, for the Year Ended December 31, 1994


   Notes to Financial Statements


Supplemental Schedules:

   Item 27a - Schedule of Assets Held For Investment Purposes as of December 31, 1994

   Item 27d - Schedule of Reportable Transactions for the Year Ended December 31, 1994



All other schedules are omitted because they are not applicable.











                     REPORT OF INDEPENDENT ACCOUNTANTS



To the Administrator of the
     Global Marine Savings Incentive Plan:


We have audited the accompanying statement of net assets available for benefits of the Global Marine Savings Incentive Plan (the "Plan") as of December 31, 1994 and 1993, and the related statement of changes in net assets available for benefits for the year ended December 31, 1994. These financial statements are the responsibility of the management of Global Marine Corporate Services Inc. (the Plan sponsor). Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for benefits for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic Plan financial statements taken as a whole. The supplemental schedules identified in the table of contents on page 1 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                        /s/ Coopers & Lybrand L.L.P.

Houston, Texas
June 23, 1995
                            GLOBAL MARINE SAVINGS INCENTIVE PLAN
         Statements of Net Assets Available For Benefits, with Fund Information



                                                    Supplemental Fund Information
                         ------------------------------------------------------------------------------------------
                         Retirement
                            Money     Managed   Intermediate   Equity                 Blue Chip    Asset      GMI
                            Market     Income       Bond       Income      Magellan     Growth    Manager    Stock        Total
                         ----------   -------   ------------   ------      --------   ---------   -------    -----        -----
December 31, 1994:
Assets:
 Investments, at
 fair market value      $1,675,130   $2,025,072   $17,989   $2,209,673   $5,656,742   $428,988   $43,310   $812,766   $12,869,670
                        ----------   ----------   -------   ----------   ----------   --------   -------   --------   -----------

 Liabilities:
   Distributions
   payable                  23,263       34,802       387       29,621       84,497      9,317       777      9,211       191,875
                        ----------    ---------   -------    ---------   ----------    -------   -------   --------   -----------

 Net Assets Available
   for Benefits         $1,651,867   $1,990,270   $17,602   $2,180,052   $5,572,245   $419,671   $42,533   $803,555   $12,677,795
                        ==========   ==========   =======   ==========   ==========   ========   =======   ========   ===========


                                                          Supplemental Fund Information
                        -------------------------------------------------------------------------------------------
                        Retirement
                          Money       Managed                Equity                                           GMI
                          Market      Income                 Income      Magellan                            Stock      Total
                        ----------    -------                ------      --------                            -----      -----
December 31, 1993:
Assets:
 Investments, at
  fair market value     $1,705,235   $1,510,349            $1,955,312    $5,347,086                        $565,440   $11,083,422

 Transfers receivable
  (payable)               (292,488)      23,680                42,447        90,516                         135,845             -
                        ----------   ----------             ---------     ---------                        --------   -----------
 Net Assets Available
  for Benefits          $1,412,747   $1,534,029            $1,997,759    $5,437,602                        $701,285   $11,083,422
                        ==========   ==========            ==========    ==========                        ========   ===========

                                              The accompanying notes are an
                                            integral part of the financial statements.

                    GLOBAL MARINE SAVINGS INCENTIVE PLAN
    Statement of Changes In Net Assets Available For Benefits, with Fund
                                Information
                    for the Year Ended December 31, 1994


                                                        Supplemental Fund Information
                          -------------------------------------------------------------------------------------------
                          Retirement
                             Money     Managed  Intermediate   Equity                Blue Chip    Asset       GMI
                             Market     Income      Bond       Income      Magellan    Growth    Manager     Stock        Total


Additions:
  Employer contributions   $ 61,026    $ 72,560  $  2,097  $  105,940  $  248,546  $  8,315  $ 1,472 $ 36,867  $   536,823

  Employee contributions    163,016     228,798     5,946     318,292     764,153    29,111    4,747  111,710    1,625,773

  Transfers in              130,745     341,209     9,800      66,872     123,930   387,520   37,758   92,048    1,189,882

  Interest income            61,367           -         -           -           -         -        -      114       61,481

  Dividend income                 -      93,698       381     211,861     226,285     6,929    1,015        -      540,169
                           --------    --------  --------  ----------  ----------  --------  ------- --------   ----------

    Total additions         416,154     736,265    18,224     702,965   1,362,914   431,875   44,992  240,739    3,954,128
                           --------    --------  --------  ----------  ----------  --------  ------- --------   ----------


Deductions:
  Distributions              69,193     113,266       387      69,336     217,055     9,317      777   28,389      507,720

  Transfers out             107,841     166,758         -     242,314     671,013     1,500        -      456    1,189,882

  Net depreciation                -           -       235     209,022     340,203     1,387    1,682  109,624      662,153
                           --------    --------  --------  ----------  ----------  --------  ------- --------   ----------

  Total deductions          177,034     280,024       622     520,672   1,228,271    12,204    2,459  138,469    2,359,755
                           --------    --------  --------  ----------  ----------  --------  ------- --------   ----------


   Net additions            239,120     456,241    17,602     182,293     134,643   419,671   42,533  102,270    1,594,373


Net assets available
for benefits, beginning
of period                 1,412,747   1,534,029         -   1,997,759   5,437,602         -       -   701,285   11,083,422
                         ----------  ----------  --------  ----------  ----------  -------- -------  --------  -----------

Net Assets Available for
Benefits, End of Period  $1,651,867  $1,990,270  $ 17,602  $2,180,052  $5,572,245  $419,671 $42,533  $803,555  $12,677,795
                         ==========  ==========  ========  ==========  ==========  ======== =======  ========  ===========

                       The accompanying notes are an
                 integral part of the financial statements.

1.  Summary of Significant Accounting Policies

The financial statements of the Global Marine Savings Incentive
Plan (the "Plan") are prepared on an accrual basis in accordance with generally accepted accounting principles.

Net assets are comprised of shares in six funds which are open-end, diversified management investment companies managed by Fidelity Management & Research Company ("FMRC"), shares in a commingled pool managed by Fidelity Management Trust Company ("FMTC") and shares of Global Marine Inc. ("GMI") common stock, $.10 par value per share ("GMI Common Stock"). Shares in the funds managed by FMRC and FMTC are valued based on the reported closing net asset value per share. The shares of GMI Common Stock are valued based on the fair market value as determined by the quoted closing price per share. Purchases and sales of shares are recorded at their per share net asset value on the date of the transaction.

The net appreciation or depreciation which is presented in the statement of changes in net assets available for benefits consists of the realized gains or losses on shares redeemed or sold during the year and the net change in unrealized appreciation or depreciation on shares held at year end.

2.  Description of the Plan

General

The Plan sponsor is Global Marine Corporate Services Inc. ("GMCSI"). The Plan, established effective January 1, 1987, is a defined contribution plan covering all employees of GMCSI or of a Participating Employer, as defined in the Plan, who are U.S. citizens or resident aliens, have one year of service, have completed 1,000 hours of service during that year, and are age twenty-one or older. The Plan is subject to the provisions of section 401(a), 401(k) and 501(a) of the Internal Revenue Code of 1986, and of the Employee Retirement Income Security Act of 1974. The following brief description of the Plan is provided for general informational purposes only. For more complete information, participants should refer to the "Savings Incentive Plan" section of the Global Marine Employee Handbook, to the "Information for Participants" document and other documents constituting a prospectus under the Securities Act of 1933, and to the Plan document.

Contributions

Each participant may elect to defer in any whole percent a portion of his or her compensation for each pay period, from one percent up to six percent, as a pre-tax basic contribution. In addition, each participant may elect to defer in any whole percent a portion of his or her compensation for each pay period, from six percent up to a maximum of fifteen percent, as a pre-tax excess contribution. The employer matches pre-tax basic contributions in an amount equal to 100 percent of the first one percent of compensation contributed, 50 percent of the second one percent of compensation contributed, and 25 percent of each of the next four percentage points of compensation contributed. The employer does not make a matching contribution on pre-tax excess contributions. Each participant's annual contribution shall not exceed the maximum amount allowed for deferral for U.S. federal income tax purposes, which, for 1994, was $9,240. The amount of a participant's annual compensation which may be taken into account, for purposes of determining the amount of the employer match or for any other purpose under the Plan, shall not exceed an amount prescribed annually by the Internal Revenue Service ("IRS"), which, for 1994, was $150,000. Each participant's employee and employer accounts are fully vested and nonforfeitable at all times, except as noted below.

The amount that can be deferred by any participant who is designated as a highly compensated employee ("HCE") under IRS guidelines may be limited to an amount which is less than the maximum annual deferral amount prescribed by the IRS. Whether or not such limitations are imposed in a given year will depend on whether the Plan passes certain tests with respect to the deferral rates of HCEs in comparison with non-HCEs. Failure to pass these tests may result in the refunding of a portion of each HCE's employee contribution for the year and the inclusion of such amount in his or her taxable income for the year. The matching employer contribution on such excess participant contribution, if applicable, may be forfeited by the participant and applied to reduce the employer's matching contribution for the following year or, if so determined by the Compensation Committee of the Board of Directors of GMI and ratified by GMCSI's Board of Directors, such excess employer contributions may be distributed to the participants to whose accounts such excess contributions were originally allocated and included in the participants' taxable earnings for the year, or may be otherwise allocated in a nondiscriminatory manner.

In March of 1995, $191,875 of excess employee contributions applicable to HCEs for 1994 were refunded to employees. There were no excess employer contributions during 1994 or 1993.

Administrative Expenses

Fidelity Management Trust Company became the Plan trustee and recordkeeper as of April 1, 1994. Prior to that time, Chemical Bank was the trustee and William M. Mercer, Incorporated was the recordkeeper. Trustee or recordkeeping fees charged by FMTC, Chemical Bank or William M. Mercer, Incorporated have been paid by GMCSI and have not been charged to the Plan. No charge has been made to the Plan for GMCSI's applicable administrative costs.

Investment Options

Participants may elect to have their employee and employer contributions invested in one or more of the following investment options:

     Fidelity Retirement Money Market Portfolio - A money market fund managed with the objective of seeking as high a level of income as is consistent with the preservation of capital and liquidity. The fund invests in high-quality, U.S. dollar-denominated money market instruments of U.S. and foreign issuers, short-term corporate obligations, U.S. government obligations and certificates of deposit. In 1994, this fund replaced the Cash Reserves Fund, which invested in the same types of securities.

     Fidelity Managed Income Portfolio - A commingled pool of short- and long-term investment contracts issued by insurance companies, banks or other approved financial institutions managed with the objective of preservation of capital and a competitive level of income over time. The average portfolio maturity generally ranges from two to three years.

     Fidelity Intermediate Bond Fund - A fixed-income security fund managed with the objective of seeking a high level of current income by investing in investment-grade corporate debt obligations, obligations issued or guaranteed by the U.S. government or any of its agencies and obligations of U.S. banks, including certificates of deposit and bankers acceptances. The average portfolio maturity ranges from three to ten years. The values of the securities in this fund will vary with interest rates, and the yield will fluctuate with market conditions.

     Fidelity Equity-Income Fund - An income-oriented stock fund managed with the objective of achieving yields exceeding the composite yield on securities comprising the Standard and Poor's 500 stock index, with the potential for capital growth. Investments consist primarily of common and preferred stocks, and debt obligations convertible into common stocks.

     Fidelity Magellan Fund - An aggressive stock fund managed with the objective of seeking long-term capital appreciation by investing primarily in common stocks and securities convertible into common stocks of both well-known and lesser-known domestic, foreign and multinational companies.

     Fidelity Blue Chip Growth Fund - A common stock fund managed with the objective of seeking growth of capital over the long term by investing in a diversified portfolio of common stocks of well-known and established companies. Most of the fund investments are in companies included in the Standard and Poor's Composite Stock Price Index of 500 common stocks or in the Dow Jones Industrial Average.

     Fidelity Asset Manager Fund - A fund managed with the objective of seeking a high total return with reduced risk over the long term. The fund invests in a mix of domestic and foreign equities, bonds and short-term debt instruments. The mix is gradually adjusted to respond to changing market conditions. The fund's managers define a neutral mix as 20% of assets in short-term debt instruments, 40% in intermediate to long-term bonds, and 40% in equity securities. The actual range for each category is zero to 70% in short-term debt instruments, 20% to 60% in intermediate to long-term bonds, and 10% to 60% in equities.

     Global Marine Inc. Stock Fund - An unmanaged fund composed of GMI Common Stock.

Account Valuation and Payment of Benefits

Participant account balances are valued as of the close of each business day. The account of a withdrawing participant is valued as of the close of the business day preceding the day of the distribution. Participants or beneficiaries will receive their benefits in a single lump-sum distribution. Participants are eligible for a distribution following termination of service, financial hardship, or attainment of age 59-1/2. Hardship withdrawals are limited to participant contributions and earnings on those contributions as of December 31, 1988, plus participant contributions made thereafter.


3.  Investments

Additional information with respect to each of the investment options of the Plan follows:

As of December 31, 1994:
- ------------------------

                         Net Asset Value or    Number of     Current      Historical      Number of
Investment Option          Price per Share      Shares        Value          Cost        Participants
- -----------------        ------------------    ---------     --------     ----------     ------------

Fidelity Retirement Money Market
Portfolio                          $1.00       1,675,130   $ 1,675,130    $ 1,675,130       223

Fidelity Managed Income Portfolio  $1.00       2,025,072     2,025,072      2,025,072       251

Fidelity Intermediate Bond Fund    $9.83           1,830        17,989         18,224        17

Fidelity Equity-Income Fund       $30.70          71,976     2,209,673      2,093,018       280
Fidelity Magellan Fund            $66.80          84,682     5,656,742      5,515,642       427

Fidelity Blue Chip Growth Fund    $25.95          16,531       428,988        430,378        58

Fidelity Asset Manager Fund       $13.83           3,132        43,310         44,992        19

GMI Stock Fund                     $3.63         224,211       812,766        809,099       124
                                                           -----------     ----------

                                                           $12,869,670    $12,611,555
                                                           ===========    ===========

As of December 31, 1993:
- ------------------------

                         Net Asset Value or   Number of       Current      Historical
Investment Option          Price per Share      Shares         Value          Cost
- -----------------        ------------------   ----------      -------      -----------

Fidelity Retirement
Market Portfolio                   $1.00       1,705,235   $ 1,705,235   $ 1,705,235

Fidelity Managed
Income Portfolio                   $1.00       1,510,349     1,510,349     1,510,349


Fidelity Equity-Income Fund       $33.84          57,781     1,955,312     1,566,818


Fidelity Magellan Fund            $70.85          75,471     5,347,086     4,723,540


GMI Stock Fund                     $4.13         135,984       565,440       448,618
                                                           -----------    ----------

                                                           $11,083,422    $9,954,560
                                                           ===========    ==========

4.  Amendments

A second Plan amendment, dated April 21, 1994, effected many changes in connection with the change in the Plan trustee including, among other things, the implementation of a daily valuation of participants' account balances, the creation of monthly enrollment periods, and the addition of provisions permitting increased frequency of certain transactions with respect to the direction of past and future contributions.

A third Plan amendment, dated May 23, 1995, was adopted to update certain ministerial matters which were necessitated by the change in the Plan trustee. In addition, certain matters related to recent IRS rulings were addressed.

5.  Tax Status

The Plan is designed to constitute a qualified plan under section 401(a) of the Internal Revenue Code and is not subject to federal income taxes. The IRS issued its latest determination letter dated March 23, 1994, conditioned upon the Plan's adoption of the then-proposed second Plan amendment. In the letter, the IRS stated that the Plan, after giving effect to the second amendment, was in compliance with the applicable requirements of the Internal Revenue Code. The third Plan amendment dated May 23, 1995 did not present a tax qualification issue.

                        SUPPLEMENTAL SCHEDULES

                   GLOBAL MARINE SAVINGS INCENTIVE PLAN
        Item 27a - Schedule of Assets Held For Investment Purposes
                          as of December 31, 1994

                                                                      Number
                                                                        of                      Current
  Identity of Issue                          Description              Shares      Cost (1)       Value
  -----------------                          -----------              ------      ----          -------

Fidelity Retirement Money Market
  Portfolio                                Money market fund          1,675,130   $ 1,675,130   $ 1,675,130

Fidelity Managed Income                    Commingled pool of
  Portfolio                                investment contracts,
                                           issued by banks and
                                           insurance companies        2,025,072     2,025,072     2,025,072

Fidelity Intermediate Bond Fund            Bond fund                      1,830        18,224        17,989

Fidelity Equity-Income                     Stock and bond fund           71,976     2,093,018     2,209,673
   Fund

Fidelity Magellan Fund                     Common stock fund             84,682     5,515,642     5,656,742

Fidelity Blue Chip Growth Fund             Common stock fund             16,531       430,378       428,988

Fidelity Asset Manager Fund                Stock, bond, and short-
                                           term instrument fund           3,132        44,992        43,310

GMI Stock Fund                             Shares of GMI common stock   224,211       809,099       812,766
                                                                                  -----------   -----------

                                                                                  $12,611,555   $12,869,670
                                                                                  ===========   ===========
- ---------------
(1) Cost is determined based on historical cost.  Gain or loss on sale transactions is computed based on average cost.

                     GLOBAL MARINE SAVINGS INCENTIVE PLAN
                Item 27d - Schedule of Reportable Transactions
                     for the Year Ended December 31, 1994

                                                                      Purchase      Selling     Cost of      Current      Net Gain
Identity of Party                   Description of Asset                Price        Price      Asset        Value (1)    or (Loss)
- -----------------                   --------------------              --------      -------     -------      -------      ---------

Series of Transactions:

Fidelity                Purchases of Retirement Money
                          Market Portfolio, at various times
                          during the year                      $416,154          N/A         N/A       $416,154        N/A

Fidelity                Sales of Retirement Money Market
                          Portfolio, at various times during
                          the year                                  N/A     $446,260    $446,260       $446,260          -

Fidelity                Purchases of Equity-Income
                          Fund, at various times during
                          the year                             $745,412          N/A         N/A       $745,412        N/A

Fidelity                Sales of Equity-Income
                          Fund, at various times during
                          the year                                  N/A     $282,028     $219,212      $282,028    $62,816

Fidelity                Purchases of Magellan Fund,
                          at various times during the year   $1,453,430          N/A          N/A    $1,453,430        N/A

Fidelity                Sales of Magellan Fund,
                          at various times during the year          N/A     $803,570     $661,328      $803,570   $142,242

Fidelity                Purchases of Managed Income
                          Portfolio, at various times
                          during the year                      $759,945          N/A          N/A      $759,945        N/A

Fidelity                Sales of Managed Income Portfolio,
                          at various times during the year          N/A     $245,223     $245,223      $245,223          -

Normal expenses associated with asset purchases are included in the asset cost and are not disclosed separately. All other required information which is not presented here has been omitted for the reason that such information is not applicable, or can be obtained from information found elsewhere in the financial statements.

- ---------------
(1) As of transaction date.

                                  SIGNATURE





Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 GLOBAL MARINE SAVINGS INCENTIVE PLAN


Date: June 28, 1994                        By  /s/Robert E. Sleet, Jr.
                                              ------------------------
                                           Robert E. Sleet, Jr.
                                           Chairman of the Administrative
                                           Committee of the Global
                                           Marine Savings Incentive Plan